UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 2)

GS FINANCIAL CORP.

(Name of Issuer)

COMMON STOCK, $.01 PAR VALUE PER SHARE

(Title of Class Securities)

362274 10 2

(CUSIP Number)

Donald C. Scott
8601 Carriage Road
River Ridge, Louisiana 70123
(504) 738-3866

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 3, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSON Donald C. Scott
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 66,619
	8	SHARED VOTING POWER 700
	9	SOLE DISPOSITIVE POWER 66,619
	10	SHARED DISPOSITIVE POWER 700
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,319
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.23%
14	TYPE OF REPORTING PERSON IN

______________________

AMENDMENT NO. 2 TO SCHEDULE 13D/A

This Amendment No. 2 to Schedule 13D is filed by Donald C. Scott (“Reporting Person”), as an amendment to the Statement on Schedule 13D (the “Statement”) relating to the shares of common stock, par value $.01 per share (“Common Stock”) of GS Financial Corp. (the “Issuer”) filed with the Securities and Exchange Commission. The Statement is hereby amended as follows:

Item 2. Identity and Background

(a)     Donald C. Scott

(b)      The Reporting Person’s address is 8601 Carriage Road, River Ridge, Louisiana 70123.

(c)      The Reporting Person is no longer a member of the Board of Directors of the Issuer and he is currently not employed. The Issuer’s name and address are as provided in Item 1.

(d)     The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

(f)     The Reporting Person is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration

Not applicable.

Item 4. Purpose of Transaction

The Reporting Person has not acquired any shares of Common Stock of the Issuer since filing Amendment No. 1 to Schedule 13D. The Reporting Person is filing this Amendment No. 2 to Schedule 13D to reflect a decrease in the number of shares of Common Stock of the Issuer beneficially owned by the Reporting Person due to sales of a portion of such shares.

The Reporting Person currently has no plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j) of this Item 4.

Item 5. Interest in Securities of the Issuer

(a)     The Reporting Person beneficially owns 67,319 shares of Common Stock which represents approximately 5.23% of the outstanding shares of Common Stock (based upon 1,285,800 shares issued and outstanding).

(b)     The Reporting Person has sole voting and dispositive power with respect to 66,619 shares of Common Stock which includes 48,315 shares of Common Stock which are held in his IRA. The Reporting Person has shared voting and dispositive power with respect to 700 shares of Common Stock deemed beneficially owned by his spouse.

(c)     The Reporting Person effected the following transaction in the Issuer’s securities during the last 60 days.

Title of Security	Nature of Ownership	Transaction Date	Number of Shares	Price	Transaction Type
Common Stock	Direct	September 3, 2008	2,000	$15.44	Sale
Common Stock	Direct	September 12, 2008	100	$15.00	Sale
Common Stock	Direct	September 18, 2008	250	$15.25	Sale
Common Stock	Direct	September 18, 2008	3,000	$15.94	Sale
Common Stock	Direct	September 19, 2008	400	$15.94	Sale
Common Stock	Direct	September 22, 2008	1,600	$15.94	Sale
Common Stock	Direct	September 23, 2008	100	$16.00	Sale
Common Stock	Direct	September 25, 2008	3,000	$15.93	Sale
Common Stock	Direct	October 3, 2008	2,646	$16.50	Sale
Common Stock	Direct	October 7, 2008	500	$16.44	Sale

(d)     Not Applicable.

(e)     Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer

The Reporting Person is not a party to any contract, arrangement, understanding or relationship (legal or otherwise) with respect to any securities of the Issuer. The Reporting Person is no longer a member of the Board of Directors of the Issuer.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2008

                /s/ Donald C. Scott

Donald C. Scott